UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

05035701

1/25/05

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2 5 2005
DIVISION OF MARKET REGULATION

AM 2-14-2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 2/19

SEC FILE NUMBER
8-51753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/03 (MM/DD/YY) AND ENDING 11/26/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
JAN 2 5 2005
516

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448 FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Favia (212) 902-1710
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 6 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

January 21, 2005

State of New York
ss:
County of New York

I, the undersigned, President and CEO of Goldman Sachs Financial Markets, L.L.C., affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Goldman Sachs Financial Markets, L.P. as of November 26, 2004, are true and correct. I further affirm that no officer or director of Goldman Sachs Financial Markets, L.L.C. or The Goldman Sachs Group, Inc. has any proprietary interest in any account classified as that of a customer.

Marc Spilker
President and CEO

Subscribed and sworn before me;
This 21st day of January, 2005

MARY T. BANNAN
Notary Public, State of New York
No. 24-4866986
Qualified in Kings County
Commission Expires August 18, 2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods c solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previo

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-12 and 17a-5

To the Partners of
Goldman Sachs Financial Markets, L.P.:

In planning and performing our audit of the financial statements and supplemental schedule of Goldman Sachs Financial Markets, L.P. (the "Firm") for the year ended November 26, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-12(k) and 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-12(k), in the following:

1. Making the periodic computations of net capital under Rule 17a-12(a)(i) Appendix F; and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-12(k) and 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at November 26, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-12(k) and 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 21, 2005

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement
of
Financial Condition
as of November 26, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Financial Market, L.P.:

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. (the "Firm") at November 26, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 21, 2005

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION

November 26, 2004
(in thousands)

Assets	
Cash	$ 9,154
Receivables from clearing broker	1,840,972
Receivables from customers	747,708
Securities purchased under agreements to resell	88,453
Financial instruments owned, at fair value	3,182,586
Financial instruments owned and pledged as collateral, at fair value	2,708,407
Total financial instruments owned, at fair value	5,890,993
Other assets	12,946
Total assets	$ 8,590,226
Liabilities and Partners' Capital	
Short-term borrowings	$ 571,137
Payables to clearing broker	7,288
Payables to customers	13,047
Securities loaned	3,379,573
Financial instruments sold, but not yet purchased, at fair value	4,009,113
Other liabilities and accrued expenses	44,934
	8,025,092
Commitments, contingencies and guarantees	-
Subordinated borrowings	365,000
Partners' capital	200,134
Total liabilities and partners' capital	$ 8,590,226

The accompanying notes are an integral part of this financial statement.

Note 1. Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a Securities and Exchange Commission registered U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

Note 2. Significant Accounting Policies

Basis of Presentation

This financial statement includes the accounts of the firm and the results of transactions with affiliated entities, primarily securities and financing transactions.

This financial statement has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions regarding fair value measurements, the provision for potential losses that may arise from litigation and regulatory proceedings, tax audits and other matters that affect the financial condition and related disclosures. These estimates and assumptions are based on the best available information; nonetheless, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2004 refer to the firm's fiscal year ended, or the date, as the context requires, November 26, 2004.

Repurchase Agreements and Collateralized Financing Arrangements. Securities purchased under agreements to resell, principally U.S. government obligations, represent short-term collateralized financing transactions and are carried in the statement of financial condition at their contractual amounts plus accrued interest. The firm takes possession of securities purchased under agreements to resell, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate.

Securities loaned are recorded based on the amount of cash collateral received. These transactions are generally collateralized by cash. The firm makes delivery of the securities loaned, monitors the market value of these securities, and delivers or obtains additional collateral as appropriate.

Financial Instruments. The statement of financial condition reflects purchases and sales of financial instruments on a trade-date basis.

"Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the statement of financial condition consists of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values of the firm's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with a reasonable level of price transparency. The types

of instruments valued in this manner include listed equities.

Cash trading instruments owned by the firm (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

Fair values of the firm's derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives and include cash that the firm has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements). Fair values of the firm's exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. The firm uses a variety of valuation models including the present value of known or estimated cash flows, option-pricing models and option-adjusted spread models. The valuation models used to derive the fair values of the firm's OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. The selection of a model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Where possible, the firm verifies the values produced by its pricing models to market transactions. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model selection does not involve significant judgment because market prices are readily available. For OTC derivatives that trade in less liquid markets, model selection requires more judgment because such instruments tend to be more complex and pricing information is less available in the market. As markets continue to develop and more pricing information becomes available, the firm continues to review and refine the models it uses.

At the inception of an OTC derivative contract (day one), the firm values the contract at the model value if the firm can verify all of the significant model inputs to observable market data and verify the model value to market transactions. When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

Where the firm cannot verify all of the significant model inputs to observable market data and verify the model value to market transactions, the firm values the contract at the transaction price at inception and, consequently, records no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

Following day one, the firm adjusts the inputs to valuation models only to the extent that changes in such inputs can be verified by similar market transactions, third-party pricing services and/or broker quotes or can be derived from other substantive evidence such as empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as collateralized financing arrangements.

Income Taxes

The firm elected to be treated as a corporation for tax purposes, and consequently, its earnings are subject to U.S. federal, state and local taxes.

Group Inc., will file consolidated federal and state income tax returns for the year ended November 2004, which will include the firm's net earnings. Current income tax is determined as if the firm filed a separate tax return and the amount is so determined as a payable to or a receivable from Group Inc. The firm's tax liabilities are presented as a component of "Other liabilities and accrued expenses" in the statement of financial condition. At November 2004, the firm had a payable of $41 million to Group Inc for its income taxes.

Note 3. Related Parties

Service Agreement

The firm entered into an agreement with Goldman, Sachs & Co. (GS&Co.), a U.S. regulated broker dealer and an affiliate, whereby GS&Co. provides all sales, marketing, and operational and administrative support services required by the firm to conduct its business as an OTC derivative dealer in exchange for a variable monthly fee.

Clearing Arrangements

"Receivables from clearing broker" in the statement of financial condition includes $127 million primarily related to margin for futures contracts posted with GS&Co and $1.7 billion resulting from a clearing arrangement with GS&Co whereby all listed options and equities held by the firm are cleared on the appropriate exchange by GS&Co.

Margin paid by Group Inc. on behalf of the firm

The firm entered into an agreement with GS&Co. and Group Inc., whereby Group Inc. would guaranty and meet the firm's margin requirement to GS&Co. as required under Regulation T. As of November 2004, Group Inc. posted approximately $2.9 billion of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post the margin to GS&Co, the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Subordinated Borrowings

As of November 2004, the firm has borrowed $100 million from Group Inc. under a subordinated loan agreement, which matures on May 31, 2006. Amounts borrowed by the firm under this agreement bear interest at a rate of LIBOR plus .75% per annum.

The firm also has a $440 million revolving subordinated loan agreement with Group Inc., which matures on May 31, 2006. As of November 2004, $265 million was drawn down under this agreement. Amounts borrowed under this subordinated debt agreement bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

Securities Loaned and Securities Purchased under Agreements to Resell

As of November 2004, the firm had $3,380 million of securities loaned to GS&Co. The firm also has a tri-party reverse repurchase agreement with an affiliate for $88 million as of November 2004.

Note 4. Financial Instruments

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions and meet financing objectives. These instruments can be either executed on an exchange, through an affiliate, or negotiated in the over-the-counter (OTC) market.

Transactions involving financial instruments sold, but not yet purchased, entail an obligation to purchase a financial instrument at a future date. The firm may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value (in thousands):

	November 2004	
	Assets	Liabilities
Equities	$ 4,072,582	$ 2,027,273
Derivative contracts	1,818,411	1,981,840
Total	$ 5,890,993	$ 4,009,113

Credit Concentrations

Credit concentrations may arise from trading and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2004, the firm had two external counterparties with a combined current net exposure (fair value of financial instruments with such counterparties less any collateral received) of $546 million.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards or options which derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivatives instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Substantially all of the firm's derivative transactions are entered into for trading purposes, in order to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives.

Derivative contracts are reported on a net-by-counterparty basis in the firm's statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below (in thousands):

	November 2004	
	Assets	Liabilities
Option contracts	$ 1,742,706	$ 1,851,009
Forward settlement contracts	1,453	-
Swap agreements	74,252	130,831
	$ 1,818,411	$ 1,981,840
Balances with affiliates, included above	$ 1,453	$ 168,468

Secured Borrowing and Lending Transactions

The firm obtains secured short-term financing principally through the use of repurchase agreements and securities lending agreements to obtain securities for settlement, finance inventory positions and meet customers' needs. In these transactions, the firm either provides or receives collateral, including government and equity securities.

The firm receives collateral in connection with securities lending transactions, derivative transactions, customer margin loans and other secured lending activities. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to enter into securities lending or derivative transactions, or cover short positions. As of November 2004, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $1,327 million, of which the firm sold or repledged $615 million.

Note 5. Short-Term Borrowings

The firm primarily obtains short-term financing from Group Inc., on unsecured basis, at floating rates of interest based on prevailing market rates. The carrying value of the short-term borrowings approximates fair value.

Note 6. Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45. Such derivative contracts include written equity put options. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. Accordingly, the firm has not included such contracts in the table below.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2004 (in millions):

		Maximum Payout/Notional Amount by Period of Expiration[2]				
	Carrying Value	2005	2006-2007	2008-2009	2010-Thereafter	Total
Derivatives [1] [3]	$ 80	$ 11,044	$ 139	$ 131	$ 14	$ 11,328

(1) The carrying value of $80 million excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

(2) Such amounts do not represent anticipated losses in connection with these contracts.

(3) Excludes derivative contracts with affiliates.

Note 7. Net Capital Requirement

The firm is a registered U.S. broker-dealer, which is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has been granted permission by the Securities and Exchange Commission to compute its regulatory net capital in accordance with Appendix F of that rule. As of November 2004, the firm had regulatory net capital, as defined, of $360 million, which exceeded the amount required by $340 million.